Filed pursuant to Rule 424(b)(3)

File No. 333-278734

Destiny Tech100 Inc.

Maximum Offering of up to $1,000,000,000

Common Stock

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Supplement No. 4 dated May 11, 2026

to the

Prospectus and Statement of Additional Information dated August 8, 2025, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of Destiny Tech100 Inc. (the “Company”) dated August 8, 2025, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated August 8, 2025, as amended or supplemented (the “Statement of Additional Information”), which relate to the sale of shares of the Company’s common stock pursuant to the “at-the-market offering” with Jefferies LLC. Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the "Risk Factors" section beginning on page 26 of the Prospectus.

Pursuant to an Investment Advisory and Management Agreement (the “Advisory Agreement”) effective as of April 29, 2026, DX Advisors LLC serves as the Fund’s investment adviser. Prior to that date, Destiny Advisors LLC, an entity under common control with DX Advisors LLC, served as the Fund’s investment adviser. There have been no material changes to the terms of the Advisory Agreement (including the fees thereunder), the services provided to the Fund under the Advisory Agreement or the personnel responsible for providing investment advisory and management services to the Fund.